EXHIBIT 10.1
December 13, 2006
Gregory P. Hanson, CMA
P.O. Box 571
Del Mar, CA 92014
Dear Greg:
ADVENTRX Pharmaceuticals, Inc. is pleased to offer you full-time employment on the terms and conditions stated in this letter agreement. We would employ you as Senior Vice President, Chief Financial Officer and Treasurer reporting to Evan M. Levine, Chief Executive Officer. Your responsibilities would include the following:
1. Position Responsibilities:
•	Financial analysis and planning.

•	Financial modeling and projections, including cost-benefit analysis, pro-forma P&Ls, balance sheet and cash flows.

•	Month-end closing activities and general ledger entries within the accounting function, including all general ledger account reconciliations.

•	Maintenance and refinement of all accounting functions and processes for the Company (e.g., financial statements, budgets, and analyses).

•	Preparation of operating plan and annual budget and on-going (monthly, quarterly) reconciliation, re-forecasts and projections.

•	Preparation and submission of various reports and tax filings.

•	SEC, statutory, governmental and compliance reporting, including Sarbanes-Oxley compliance.

•	Board and stockholder relations, including developing Board materials and answering questions regarding financial statements.

•	Creation and delivery of presentations to the Board and potential and existing corporate investors, venture capitalists, and strategic partners.

•	Assessment of accounting and operational systems/policies to safeguard assets and ensure accurate financial information.

•	Coordination with outside auditors.

•	Preparation and issuance of annual report.

•	Lead position regarding financing efforts and due diligence.

•	Establishment and maintenance of contacts with stockholders, financial institutions and the investment community.

•	Other duties consistent with your position.
2. General Responsibilities:
•	Operate to the highest ethical and moral standards.

•	Comply with our policies and procedures.

•	Adhere to quality standards set by regulations, and our policies, procedures and mission.

•	Communicate effectively with supervisors, colleagues and subordinates. Be committed to team effort and be willing to assist in unrelated job areas when called upon.

Gregory P. Hanson
December 13, 2006

•	Provide administrative leadership for us and provide knowledge-based expertise in related areas that can be applied to meeting our strategic goals.

•	Travel as needed.
3. We would initially compensate you at the rate of $250,000 per year, less payroll deductions and withholding, payable in accordance with our payroll policies. We will review your base salary from time to time (but no less frequently than annually) in accordance with our procedures for increasing salaries of similarly situated executives.
4. Our Board of Directors has approved a grant to you of an incentive stock option (to the maximum extent permitted by law and a nonstatutory stock option with respect to any remaining shares) to purchase up to 250,000 shares of our common stock under our 2005 Equity Incentive Plan pursuant to a Stock Option Agreement in substantially the form attached hereto as Exhibit A (the “Stock Option Agreement”), subject to and conditioned on (a) our not rescinding this offer of employment to you, or terminating an accepted offer, prior to the Start Date (as defined below) and (b) your acceptance of our offer of employment and commencement of employment with us on the Start Date. The grant date and vesting commencement date of this option will be the Start Date, and the exercise price of this option will be equal to the closing price, as reported on the American Stock Exchange, of one share of our common stock on the Start Date, or, if the Start Date is a day on which the American Stock Exchange is closed, the next day on which the American Stock Exchange is open for trading. Subject to the discretion of our Board of Directors, you may receive additional stock options in the future based upon your performance and our overall success.
5. In addition and subject to the remainder of this section 5 and section 6, in the event of your Involuntary Termination (as defined in the Stock Option Agreement) (a) you will receive an amount in cash equal to your base salary for the 6-month period immediately prior to the effective date of such Involuntary Termination, payable in 6 substantially equal installments over the 6-month period following such effective date and (b) we will pay in cash all costs that we would otherwise have incurred to maintain your health, welfare and retirement benefits if you had continued to render services to us for 6 continuous months after such effective date. Prior to your receipt of any payment or benefit provided by this section 5, you must execute a general release of claims and agreement in substantially the form attached hereto as Exhibit B, as such may be revised by the Company, acting reasonably, to reflect changes in legal requirements, or such other form as may be mutually agreed to by you and the Company. Such release will specifically relate to all of your rights and claims and the Company’s rights and claims in existence at the time of such execution and will confirm your obligations under the Company Confidentiality Agreement (as defined in Section 9 below). It is understood that you will have a certain period to consider whether to execute such release, and you may revoke such release within 7 business days after execution. In the event you do not execute such release within the applicable period, or if you revoke such release within the subsequent 7-business-day period, you will not be entitled to the payments and benefits described in this section 5.
6. You acknowledge and agree that any payment to be made or benefit to be provided to you pursuant to section 5 will be delayed to the extent necessary for this letter agreement and such payment or benefit to comply with Section 409A of the Internal Revenue Code (“Section 409A”); provided that, if any payment to be made or benefit to be provided to you is delayed as a result of this section 6, such payment or benefit will be paid to you in a lump-sum as soon as

Gregory P. Hanson
December 13, 2006

permitted under Section 409A. In addition, if we reasonably determine that a change in applicable law following the date set forth above causes the payments to be made or benefits to be provided to be payable to you without delay but in another manner that complies with Section 409A, you and we agree to amend this letter agreement to reform the payment provisions set forth in section 5 to provide to you economic benefits that are as close as reasonably possible to those contemplated by section 5 but that still comply with Section 409A. Subject to the foregoing, this letter agreement will be interpreted, construed and administered in a manner that satisfies the requirements of Section 409A. Any provision of this letter agreement to the contrary notwithstanding, we may adopt such amendments to this letter agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that we determine are necessary to comply with the requirements of Section 409A; provided, that, prior to taking any such action, we will confer with you and take your input into account in good faith.
7. As an employee, you would be entitled to participate in our medical, dental, life insurance and 401(k) programs on the same terms as our other full-time employees. These programs as well as other employee benefits and policies are described in further detail in our Policies and Procedures Manual. We reserve the right to modify or amend at our sole discretion the terms of any and all employee benefit programs from time to time without advance notice to our employees. Notwithstanding our employee vacation policy set forth in the Policies and Procedures Manual, you would be entitled to 20 vacation days per year which would accrue in accordance with our general vacation accrual policy.
8. Your employment with us would be “at will” and not for a specified term. We make no express or implied commitment that your employment will have a minimum or fixed term, that we may take adverse employment action only for cause or that your employment is terminable only for cause. We may terminate your employment with or without cause and with or without advance notice at any time and for any reason. Any contrary representations or agreements that may have been made to you are superseded by this letter agreement. The at-will nature of your employment described by this letter agreement shall constitute the entire agreement between you and ADVENTRX concerning the nature and duration of your employment. Although your job duties, title and compensation and benefits may change over time, the at-will nature of your employment with us can only be changed in a written agreement signed by you and our CEO.
9. Our proprietary rights and confidential information are among our most important assets. In addition to signing this letter agreement as a condition to your employment, you must also sign the Company’s current Confidential Information, Non-Solicitation and Invention Assignment Agreement (the “Company Confidentiality Agreement”).
10. We require that in the course of your employment with us that you not use or disclose to us any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by us. During our discussions about your proposed job duties, you assured us that you would be able to perform those duties within the guidelines just described. Accordingly, you further agree that you will not bring on to

Gregory P. Hanson
December 13, 2006

our premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.
11. As an employee, we require that you comply with all of our policies and procedures, including, without limitation, our Code of Business Conduct and Ethics, a copy of which will, at your request, be provided to you prior to your beginning work with us. You may be required to sign certain documents acknowledging your receipt and understanding of our policies and procedures. Violation of any or our policies or procedures would be cause for disciplinary action, including termination.
12. Your employment with us is also conditioned upon your ability to provide adequate documentation of your legal right to work in the United States, as well as educational credentials, and successful completion of our reference checking process. If you make any misrepresentations to us or omit to state a material fact necessary in order to make another statement made not misleading, we may void this letter agreement or, if you are already employed, terminate your employment.
13. Any controversy, claim or dispute between you and us concerning this letter agreement or documents attached hereto, your employment or the severance of your employment shall be finally settled by arbitration held in San Diego, California by one (1) arbitrator in accordance with the rules of employment arbitration then followed by the American Arbitration Association or any successor to the functions thereof. The arbitrator shall apply California law (as applied to agreements between California residents entered into and to be performed entirely within California) in the resolution of all controversies, claims and disputes and shall have the right and authority to determine how his or her decision or determination as to each issue or matter in dispute may be implemented or enforced. Any decision or award of the arbitrator shall be final and conclusive on the parties. The parties shall bear equally all costs of the arbitrator in any action brought under this section 13 unless otherwise required by law (in which case such costs will be borne as required by law).
14. In the event of any dispute related to or based upon this letter agreement or documents attached hereto, the arbitrator has the right to allocate between the parties, as the arbitrator may determine, the costs of the arbitrator (unless the allocation of the costs of the arbitration are otherwise mandated by law) and the reasonable costs and expenses (including reasonable attorneys’ fees and costs) of each party incurred in connection with such arbitration.
15. This letter agreement and documents attached hereto shall be governed pursuant to the laws of the State of California as applied to agreements between California residents entered into and to be performed entirely within California.
16. If any portion of this letter agreement shall, for any reason, be held invalid or unenforceable, or contrary to public policy or any law, the remainder of this letter agreement shall not be affected by such invalidity or unenforceability, but shall remain in full force and effect, as if the invalid or unenforceable term or portion thereof had not existed within this letter agreement.
17. If you accept the terms and conditions set forth in this letter agreement, we would like you to begin full time work with us on December 20, 2006 (the “Start Date”), and this letter

Gregory P. Hanson
December 13, 2006

agreement will be effective as of such date. I look forward to you joining us and being an integral and important part of our team. Please sign below to accept this offer and return the fully executed letter to me by Friday, December 15, 2006. You should keep one copy of this letter for your own records.
Sincerely,

ADVENTRX Pharmaceuticals, Inc.	ACCEPTED AND AGREED:

/s/ Evan M. Levine Evan M. Levine	/s/ Gregory P. Hanson Gregory P. Hanson
Chief Executive Officer
Date: December 15, 2006

Gregory P. Hanson
December 13, 2006

Exhibit A
STOCK OPTION AGREEMENT
[See Exhibit 10.2]

Gregory P. Hanson
December 13, 2006

Exhibit B
GENERAL RELEASE OF CLAIMS AND AGREEMENT

GENERAL RELEASE OF CLAIMS AND AGREEMENT
Pursuant to that certain letter agreement, dated December 13, 2006, by and between ADVENTRX Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the undersigned (“Executive”) offering employment to Executive (the “Offer Letter”) and that certain Stock Option Agreement issued in connection with the Offer Letter (the “Option Agreement”), and in consideration of and as a condition precedent to the payments and benefits provided under Section 5 of the Offer Letter and other benefits provided under Sections 5(a)(i) and 5(a)(ii) of the Option Agreement, Executive hereby furnishes the Company with this General Release of Claims and Agreement (this “Release”).
1. Ongoing Obligations. Executive hereby confirms Executive’s obligations under the Company’s Confidential Information, Non-Solicitation and Invention Assignment Agreement.
2. Release. On Executive’s own behalf and on behalf of Executive’s heirs, estate and beneficiaries, Executive hereby waives, releases, acquits and forever discharges the Company, and each of its parents, subsidiaries and affiliates, and each of their respective past or present officers, directors, agents, servants, employees, shareholders, predecessors, successors and assigns, and all persons acting by, through, under, or in concert with them, or any of them (the “Released Parties”), of and from any and all suits, debts, liens, contracts, agreements, promises, claims, causes of action, costs, expenses, attorneys’ fees, damages, indemnities and obligations, known and unknown, fixed or contingent, suspected and unsuspected, disclosed and undisclosed (“Claims”), from the beginning of time to the date hereof, including without limitation, Claims that arose as a consequence of Executive’s employment with the Company, or arising out of the termination of such employment relationship, or arising out of any act committed or omitted during or after the existence of such employment relationship, all up through and including the date on which this Release is executed, including, but not limited to, Claims which were, could have been, or could be the subject of an administrative or judicial proceeding filed by Executive or on Executive’s behalf under federal, state or local law, whether by statute, regulation, in contract or tort.
3. Covenant Not to Sue. On Executive’s own behalf and on behalf of Executive’s heirs, estate and beneficiaries, Executive promises and agrees that Executive will never sue any of the Released Parties with respect to any Claims covered by the provisions of this Release.
4. Waiver of Civil Code Section 1542. Executive acknowledges that Executive has read and understands Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.” Executive hereby expressly waives and relinquishes all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to the release of any unknown Claims Executive may have against the Company.
5. Claims Not Covered By Release. Notwithstanding the foregoing, nothing in this Release shall extend to claims which as a matter of law cannot be waived, such as a right to indemnification under applicable state law. In addition, nothing in this Release shall constitute a release by Executive of any claims or damages based on any right Executive may have to enforce the Company’s executory obligations under the Offer Letter and the Option Agreement, any right Executive may have to vested or earned compensation and benefits, or Executive’s eligibility for indemnification under applicable law, Company governance documents, Executive’s indemnification agreement with the Company or under any applicable insurance policy with respect to Executive’s liability as an employee or officer of the Company.
6. Non-Disparagement. On Executive’s own behalf and on behalf of Executive’s heirs, estate and beneficiaries, Executive agrees that Executive will not make any voluntary statements, written or verbal, or cause or encourage others to make any such statements, that defame, disparage or in any way criticize the Company’s business reputation, practices or conduct.
7. ADEA Waiver. If Executive is 40 years of age or older at the time of the termination, Executive acknowledges that Executive is knowingly and voluntarily waiving and releasing any rights Executive may have under ADEA. Executive also acknowledges that the consideration given under the Offer Letter and Option Agreement for the release set forth herein is in addition to anything of value to which Executive was already entitled. Executive further acknowledges that Executive has been advised by this writing, as required by the ADEA, that: (A) his/her waiver and release do not apply to any rights or claims that may arise on or after the date Executive executes this Release; (B) Executive has the right to consult with an attorney prior to executing this Release; (C) Executive has 21 days to consider this Release (although Executive may choose to voluntarily execute this Release earlier); (D) Executive has 7 days following the execution of this Release to revoke the Release; and (E) this Release shall not be effective until the date upon which the revocation period has expired, which shall be the 8th day after this Release is executed by Executive, without Executive’s having given notice of revocation. To be effective, such revocation must be in writing and received by the Company’s General Counsel no later than 5:00 p.m. Pacific time on the 7th calendar day after this Release is signed by Executive. Executive acknowledges that no benefits or payments will be due Executive under this Release agreement until after the revocation period has expired.
8. Miscellaneous. This Release and its terms shall be construed under the laws of the State of California as applied to agreements between California residents entered into and to be fully performed within California. To the extent any provision of this Release shall be held invalid or unenforceable by a court of competent jurisdiction, it shall be considered deleted from this Release and the remainder of such provision and of this Release shall be unaffected and shall continue in full force and effect.
Executive further acknowledges that Executive has carefully read this Release, and knows and understands its contents and its binding legal effect. Executive acknowledges that by signing this Release, Executive does so of Executive’s own free will, and that it is Executive’s intention that Executive be legally bound by its terms.

ADVENTRX PHARMACEUTICALS, INC.
Gregory P. Hanson
By:

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